Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, District of Columbia 20549

June 18, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read paragraphs one through three and five of Item 4 included in the Form 8-K dated June 12, 2002 of American Tire Distributors, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP

Copy to:
Mr. William Berry, Chief Financial Officer
American Tire Distributors, Inc.